Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

Stanley Works Executive Talking Points For Employees

●	I wanted to touch base with you about the important announcement we made this afternoon that The Stanley Works has agreed to combine with Black & Decker in an all-stock transaction.

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Black & Decker is a leading global player in the power tools segment and similar to Stanley, is an established company with deep roots dating back to 1910. This transaction creates an $8.4 billion global diversified industrial company with a broad array of products and services and strong growth prospects.

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For those of you who aren’t familiar, Black & Decker is a global manufacturer and marketer of power tools and accessories, hardware and home improvement products, and technology-based fastening systems. Black & Decker has manufacturing operations in 11 different countries, and their products and services are well-known throughout the world.

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We are thrilled about this transaction as it brings together two great companies with some of the world’s most iconic brands, including their DeWalt, Baldwin, Porter-Cable, Kwikset, along with many others – making us even stronger and more diversified, broadening our offering to our customers, creating a compelling investment for our shareholders and increasing the opportunities that will be available for employees.

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With Black & Decker’s presence in power tools, security hardware products, and engineered fasteners and Stanley’s product and service offerings in hand tools and mechanical and electronic security solutions, we have a terrific opportunity to enhance both companies core strengths and provide increased resources to invest in growth opportunities.

●	Where we each have strengths, it bolsters gaps that the other company may have.

●	The two companies, when you look at them, are actually surprisingly complementary, and from every perspective, this deal is highly attractive.

o	Our customers will benefit from the combined company’s more comprehensive array of products, world-class innovation processes and commitment to operational excellence.
o	Our investors will share in the tremendous value created through the realization of significant cost synergies, operating margin expansion and enhanced growth opportunities.
o	Our employees will have exciting opportunities at a larger, stronger company that is poised for significant continued growth.

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Our brand lineup will be even stronger and more diversified, and the strong brand equity inherent in both companies will result in even greater worldwide recognition and appeal among retailers, commercial customers and individual consumers.

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All in all, this transaction is a significant step in advancing each priority in the strategic framework Stanley has been following since 2004, and creates a powerful engine for growth both as markets around the world recover and over the long-term.

●	In addition, it furthers our stated financial objectives.

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While this transaction temporarily raises our percentage of revenues with home centers and mass merchants, we are confident that we can successfully grow our business with these key customers, while growing other areas of our business simultaneously, and therefore diversify back to 2008 levels.

●	Under the terms we’ve agreed to, Black & Decker shareholders will be receiving a fixed ratio of 1.275 shares of Stanley for each of their Black & Decker shares.

●	Our Board of Directors will be expanded to include 6 new directors from Black & Decker, for a total of 15 directors.

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John Lundgren will be President and CEO of the combined company, Jim Loree will be the Executive Vice President and COO and Don Allan will be Senior Vice President and CFO.  Nolan Archibald, who has been CEO of Black & Decker for 24 years, will be Executive Chairman.

●	Our corporate headquarters will remain in New Britain and the Power Tools headquarters will remain in Towson, Maryland, where Black & Decker’s headquarters is currently located.

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We expect the vast majority of our employees to benefit from the increased opportunities available as part of a larger company. And while in any combination like this there will be employment adjustments, globally we expect the impact to affect less than 10% of the combined workforce.

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It’s important to keep in mind that this announcement marks the very beginning of this process.  While we expect the transaction to close in the first half of 2010, it is still subject to customary regulatory and shareholder approvals.

●	Until then, Stanley and Black & Decker remain independent companies, and it is imperative that we operate as such until after closing.

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It is also essential that we continue to serve our customers to their utmost satisfaction. While we may not be able to answer many questions yet, I want each of you to be comfortable coming to me if any issues with customers arise.

●	I know you may have many questions, and I can assure you that we are committed to keeping you informed of key developments as we work through this process, and making sure that you get answers.

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I encourage you to review the materials that were posted on the intranet on Monday, which include the press release, an employee note and a link to a video message by John. On that site there is also a page where you can submit questions and get timely, candid answers.

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I also strongly encourage you to attend, or watch the recording of the town hall meeting with John, which will be available on our intranet, on Wednesday morning at 9 a.m. eastern.  If you cannot attend, a video will be distributed.

●	Of course, I will also be available to discuss this further with you at any time and will do my best to answer your questions.

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One of the most important things we can all do right away is to keep everyone focused on doing their jobs, and I am counting on you to spread that message and to continue to deliver the high standards of service our customers have come to expect.

●	Thank you for your continued dedication and commitment. Your hard work in building Stanley has made this exciting growth opportunity possible.

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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.